Exhibit 99.1

25 April 2024

PureTech Health plc

PureTech Announces Annual Results for Year Ended December 31, 2023

Significant operational and clinical progress in 2023 and early 2024 with maturation of Internal Programs,1 launch of two new Founded Entities,2 including a $100 million Series A financing for Seaport, and the $14 billion acquisition of Karuna by Bristol Myers Squibb

Robust balance sheet with PureTech level cash, cash equivalents and short-term investments of $326.0 million3 and consolidated cash, cash equivalents and short-term Investments of $327.1 million4 as of December 31, 2023

As of March 31, 2024, PureTech level cash, cash equivalents and short-term investments were $573.3 million,5 enabling the support of Internal Programs and Founded Entities, future innovations, shareholder returns and operational runway into at least 2027

Company to host a webcast and conference call today at 9:00am EDT / 2:00pm BST

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”) today announces its results for the year ended December 31, 2023, as well as its cash balance as of the first quarter ended March 31, 2024. The following information represents select highlights from the full UK Annual Report and Accounts, except as noted herein, a portion of which will be filed as an exhibit to PureTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, to be filed with the United States Securities and Exchange Commission (the “SEC”) and will also available later today at https://investors.puretechhealth.com/financials-filings/reports.

Webcast and conference call details

Members of the PureTech management team will host a conference call at 9:00am EDT / 2:00pm BST today, April 25, 2024, to discuss these results. A live webcast and presentation slides will be available on the investors section of PureTech’s website under the Events and Presentations tab. To join by phone, please dial:

United Kingdom (Local): 020 3936 2999

United States (Local): 1 646 787 9445

All other locations

Access Code: 561143

For those unable to listen to the call live, a replay will be available on the PureTech website.

Commenting on the annual results, Bharatt Chowrira, Ph.D., J.D., Chief Executive Officer of PureTech, said:

“2023 was a landmark year for PureTech, in which we made strong strategic and clinical progress. We’ve carried this momentum into 2024, with our hub-and-spoke R&D model continuing to deliver value for both patients and shareholders. Through this model we are able to ambitiously pursue our mission of giving life to science by developing therapies that make a meaningful difference to patients with devastating diseases.

“PureTech pioneered the hub-and-spoke model, and we believe this novel approach has never been more important than in recent years. The capital markets have been challenging, yet PureTech has not needed to raise money from them in over six years, while still identifying and developing cutting-edge technologies at pace. This is because we have been able to bring in non-dilutive capital from our Founded Entities to fuel the development of the next generation of promising therapeutic candidates. It’s a self-sustaining R&D model that is not only proven but scalable and repeatable.

“We take great pride in our track record of clinical success, which is six times the industry average.6 Our R&D engine has generated 29 new therapeutics and therapeutic candidates to date, with two taken from inception at PureTech to both U.S. FDA clearance and European marketing authorization and a third currently undergoing review with the FDA – Karuna’s KarXT. The success of Karuna is a prime example of our approach. Invented and initially advanced by PureTech, with $18.5 million of funding, KarXT is poised to significantly improve the way schizophrenia is managed after a dearth of innovation for 50 years. At the same time, PureTech has been able to generate over $1 billion in cash from Karuna’s progression as a Founded Entity, which culminated in its sale to Bristol Myers Squibb for $14 billion just last month. We are pleased to return certain portions of proceeds from successes like this to our shareholders, including through our proposed capital return of $100 million by way of a Tender Offer7 and our recently completed $50 million share buyback program, and to reinvest a portion back into our R&D engine.

“We also continue to progress candidates internally, including LYT-100 (deupirfenidone), which could transform the treatment landscape for idiopathic pulmonary fibrosis (IPF). LYT-100 is currently being evaluated in a fully enrolled Phase 2b trial, which we expect to read out in the fourth quarter of 2024. LYT-100 is a great example of our internal R&D focus on therapeutic candidates with established biology that we believe we can unlock their full potential with our innovation.

“Once internally-developed candidates reach a critical juncture, we have a range of options to advance them in a capital-efficient manner, including progressing them in Founded Entities or through partnerships, that allows us to focus on new opportunities, be more capital efficient and reduce the risks that are inherent in biotech for our shareholders. We recently announced the formation of two new Founded Entities, Seaport Therapeutics and Gallop Oncology. Having successfully completed an oversubscribed Series A financing of $100 million, and with Ms. Daphne Zohar at the helm, Seaport is looking to advance first and best-in-class medicines for the treatment of neuropsychiatric disorders using the GlyphTM platform. Additionally, Gallop will be advancing the LYT-200 program for hematological malignancies and metastatic solid tumors.

“The work that we do at PureTech is transformational and full of purpose, and I’d like to thank all colleagues past and present who have built this remarkable business into what is it today. PureTech has a very bright future thanks to the passion of its people and the strength of its science, and I’m proud and humbled to be leading the company into an exciting new phase of growth, with multiple catalysts that can deliver significant value.”

2023 and Early 2024 Operational Highlights

Generated significant value with momentum across Internal Programs and Founded Entities, validating hub-and-spoke model. Key highlights include the following:

•	LYT-100 (deupirfenidone) is currently being developed internally by PureTech for the treatment of IPF, which is a rare, progressive, and fatal disease.

•

PureTech presented expanded data at the CHEST Annual Meeting from a completed trial of LYT-100 in healthy older adults, which informed the two doses selected for the ongoing Phase 2b trial (ELEVATE IPF).

•	In the 2024 post-period, PureTech completed enrollment in ELEVATE IPF. Topline results are expected in Q4 2024.

•	Seaport Therapeutics (Seaport):

•

PureTech launched Seaport Therapeutics with a $100 million oversubscribed Series A financing in the 2024 post-period to progress the development of neuropsychiatric therapeutic candidates enabled by its Glyph platform. Seaport will be led by PureTech founding CEO and co-founder Daphne Zohar with Steven M. Paul, former CEO and Chair of Karuna, leading the Board of Directors as Chair.

•	Gallop Oncology (Gallop):

•

Puretech launched Gallop Oncology to advance LYT-200 (anti-galectin-9 mAb) for the treatment of hematological malignancies, such as acute myeloid leukemia (AML) and high-risk myelodysplastic syndromes, and metastatic/locally advanced solid tumors, including head and neck cancers.

•

LYT-200 has demonstrated a favorable safety and tolerability profile in two ongoing Phase 1b clinical trials – one in AML and another in combination with BeiGene’s tislelizumab in head and neck cancers.

•	In the 2024 post-period, the FDA granted LYT-200 Orphan Drug designation for the treatment of AML as well as Fast Track designation for the treatment of head and neck cancers.

•	Karuna Therapeutics (Karuna):[8]

•	Karuna announced positive topline results from its second Phase 3 trial of its lead investigational therapy, KarXT (xanomeline-trospium) in adults with schizophrenia.

•

The U.S. Food and Drug Administration accepted its New Drug Application for KarXT and a decision is expected by September 26, 2024. If approved, KarXT will be the first new mechanism in over 50 years for patients with schizophrenia.

•

Bristol Myers Squibb (NYSE: BMY) acquired Karuna for $330.00 per share in cash, for a total equity value of $14.0 billion in the 2024 post-period. PureTech received approximately $293 million gross proceeds from its equity position in Karuna and is eligible to receive further milestones and royalty payments based on KarXT regulatory and commercial successes.

•	PureTech entered into a royalty agreement with Royalty Pharma for KarXT royalties worth up to $500 million with $100 million up front in cash and a further $400 million in milestone payments.

•	Vedanta Biosciences (Vedanta):

•

Vedanta raised $106.5 million to support pivotal-stage development of its lead candidate, VE303, for the prevention of recurrent Clostridioides difficile infection, and a Phase 2 study of VE202 for ulcerative colitis, among other development activities. The syndicate was co-led by new investors AXA IM and The AMR Action Fund along with existing investors including The Bill & Melinda Gates Foundation and PureTech.

•	Vedanta announced the publication of Phase 2 study results from its lead program, VE303, in the Journal of the American Medical Association (JAMA).

•	Akili (Nasdaq: AKLI):

•

Akili announced positive data from a pivotal trial of EndeavorRx®[9] in adolescents aged 13-17 with attention-deficit/hyperactivity disorder (ADHD) and subsequently received authorization from the U.S. Food and Drug Administration (FDA) to expand the label for EndeavorRx® to include this age group. This increased age range is expected to more than double the number of pediatric patients with ADHD who are now eligible for EndeavorRx.

•	Akili released EndeavorOTC®[10] and submitted a 510(k) application to the FDA for EndeavorOTC as an over-the-counter treatment for adults with ADHD.

•

Akili announced plans to pursue regulatory approval for over-the-counter labeling of its treatment products and expects that both EndeavorOTC and EndeavorRx will remain on the market as the company pursues these plans.

•	Vor (Nasdaq: VOR)

•

Presented updated clinical data from patients treated in VBP101, its Phase 1/2a multicenter, open-label, first-in-human study of trem-cel (VOR33) in patients with AML at the ASTCT/EBMT 6th International Conference on Relapse After Transplant and Cellular Therapy (HSCT²). The additional data demonstrated successful engraftment of trem-cel in all seven patients treated to date with trem-cel. All three patients treated with Mylotarg experienced hematologic protection and CD33-negative donor cell enrichment with multiple cycles.

Strengthened senior team with post-period personnel appointments11

•	Bharatt Chowrira, Ph.D., J.D., a core member of the Senior Leadership Team, current Executive Director and PureTech President since 2017 was appointed Chief Executive Officer (CEO).

•	Eric Elenko, Ph.D., Co-founder and formerly Chief Innovation Officer at PureTech, was appointed President.

•	Charles Sherwood, J.D., was promoted to General Counsel at PureTech. Prior to joining PureTech in August 2021, Charles was Vice President, Corporate Legal Counsel at Anika Therapeutics.

•

Sven Dethlefs, Ph.D., a global pharmaceutical executive with over 25 years of experience, joins PureTech from Teva Pharmaceuticals, where he held numerous leadership roles, as an entrepreneur-in-residence. He will work with the PureTech leadership team on the development of LYT-100 and PureTech’s corporate strategy.

Financial Highlights

•	PureTech level cash, cash equivalents and short-term investments were $326.0 million[3] as of December 31, 2023.

•	Consolidated cash, cash equivalents and short-term investments were $327.1 million[4] as of December 31, 2023.

•	PureTech’s Founded Entities raised $578.4 million in 2023,[12] almost entirely from third parties.

•

PureTech level cash, cash equivalents and short-term investments were $573.3 million,[5] based on consolidated cash, cash equivalents and short-term investments of $574.4 million, as of March 31, 2024. These figures do not account for PureTech’s $32 million contribution to the Seaport Series A financing, its proposed $100 million Tender Offer[7] or any taxes that may be due on the BMS-Karuna acquisition proceeds received by PureTech.

•	PureTech continued to execute a $50 million share buyback program during the period, which was completed in the February 2024 post-period.

•

PureTech proposed a capital return of $100 million by way of a Tender Offer at 250 pence per ordinary share in the March 2024 post-period. The Company expects to launch the Tender Offer in early May, subject to market conditions and shareholder approval.

•	PureTech has operational runway into at least 2027.

PureTech Health will release its Annual Report for the year ended December 31, 2023, on April 25, 2024, later today. In compliance with the Financial Conduct Authority’s Listing Rule 9.6.3, the following documents will be submitted to the National Storage Mechanism today and be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

•	Annual Report and Accounts for the year ended December 31, 2023; and

•	Notice of 2024 Annual General Meeting.

Printed copies of these documents together with the Form of Proxy will be posted to shareholders in accordance with applicable UK rules. The Company will provide a hard copy of the Annual Report containing its audited financial statements, free of charge, to its shareholders upon request in accordance with Nasdaq requirements. Requests should be directed in writing by email to ir@puretechhealth.com. Copies will also be available electronically on the Investor Relations section of the Company’s website at https://investors.puretechhealth.com/financials-filings/reports.

PureTech’s 2024 AGM will be held on June 13, 2024, at 4:00pm BST /11:00am EDT at the offices of FTI Consulting at 200 Aldersgate, 200 Aldersgate Street, London EC1A 4HD, United Kingdom.

Shareholders are strongly encouraged to submit a proxy vote in advance of the meeting and to appoint the Chair of the meeting to act as their proxy. If a shareholder wishes to attend the meeting in person, we ask that the shareholder notify the Company by email to ir@puretechhealth.com to assist us in planning and implementing arrangements for this year’s AGM.

Any specific questions on the business of the AGM and resolutions can be submitted ahead of the meeting by e-mail to ir@puretechhealth.com (marked for the attention of Mr. Charles Sherwood).

Shareholders are encouraged to complete and return their votes by proxy, and to do so no later than 4:00 pm (BST) on June 11, 2024. This will appoint the chair of the meeting as proxy and will ensure that votes will be counted even though attendance at the meeting is restricted and you are unable to attend in person. Details of how to appoint a proxy are set out in the notice of AGM.

PureTech will keep shareholders updated of any changes it may decide to make to the current plans for the AGM. Please visit the Company’s website at www.puretechhealth.com for the most up to date information.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 29 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization and a third (KarXT) that has been filed for FDA approval. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those statements that relate to expectations regarding PureTech’s and its Founded Entities’ future prospects, development plans and strategies, including the success and scalability of the Company’s R&D model, the progress and timing of clinical trials and data readouts, the timing of potential regulatory submissions, and the sufficiency of available resources and expected operational runway. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, the following: our history of incurring significant operating losses since our inception; our ability to realize value from our Founded Entities; our need for additional funding to achieve our business goals, which may not be available and which may force us to delay, limit or terminate certain of our therapeutic development efforts; our limited information about and limited control or influence over our Non-Controlled Founded Entities; the lengthy and expensive process of preclinical and clinical drug development, which has an uncertain outcome and potential for substantial delays; potential difficulties with enrolling patients in clinical trials, which could delay our clinical development activities; side effects, adverse events or other safety risks which could be associated with our therapeutic candidates and delay or halt their clinical development; our ability to obtain regulatory approval for and commercialize our therapeutic candidates; our ability to compete with companies currently marketing or engaged in the development of treatments for indications within our programs are designed to target; our ability to realize the benefits of our collaborations, licenses and other arrangements; the impact of government laws and regulations; our ability to maintain and protect our intellectual property rights; our reliance on third parties, including clinical research organizations, clinical investigators and manufacturers; our vulnerability to natural disasters, global economic factors, geo-political actions and unexpected events; and those additional important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact: PureTech	EU/UK media	U.S. media

Public Relations publicrelations@puretechhealth.com Investor Relations IR@puretechhealth.com	Ben Atwell, Rob Winder +44 (0) 20 3727 1000 puretech@fticonsulting.com	Nichole Bobbyn +1 774 278 8273 nichole@tenbridgecommunications.com

1	Internal Programs represent the Company’s current and future therapeutic candidates and technologies that are wholly owned and have not been announced as a Founded Entity.
2

As of the date of this release, Founded Entities represent companies founded by PureTech in which PureTech maintains ownership of an equity interest and, in certain cases, is eligible to receive sublicense income and royalties on product sales. References to Founded Entities include PureTech’s Seaport Therapeutics, Inc., Gallop Oncology, Inc., Entrega, Inc., Akili Interactive Labs, Inc., Vor Bio, Inc., Sonde Health, Inc., Vedanta Biosciences, Inc., for all dates prior to March 18, 2024, Karuna Therapeutics, Inc., for all dates prior to October 30, 2023, Gelesis, Inc., for all dates prior to December 21, 2023, Follica, Incorporated, and for all dates prior to December 18, 2019, resTORbio. For references and definitions related to PureTech’s Viability Statement, Financial Review, and Financial Statements and related footnotes, please see Footnote 4 to the Consolidated Financial Statements.

3

PureTech level cash, cash equivalents and short-term investments is a non-IFRS measure. For more information in relation to the PureTech level cash, cash equivalents and short-term investments measure, please see below under the heading “Financial Review.”

4	For more information in relation to the Consolidated cash, cash equivalents and short-term investments measure, please see below under the heading “Financial Review.”
5

This figure does not account for PureTech’s $32 million contribution to the Seaport Series A financing on April 8, 2024, the proposed $100 million Tender Offer, which is expected to be launched in early May, subject to market conditions and shareholder approval, or any taxes that may be due on the BMS-Karuna acquisition proceeds received by PureTech.

6

Calculated based on the aggregate PureTech data including all therapeutic candidates advanced through at least Phase 1 by PureTech or its Founded Entities from 2009 onward and the industry average data. Industry average data measures the probability of clinical trial success of therapeutics by calculating the number of programs progressing to the next phase vs. the number progressing and suspended (Phase 1=52%, Phase 2=29%, Phase 3=52%). BIO, PharmaIntelligence, QLS (2021) Clinical Development Success Rates 2011-2020. This study did not include therapeutics regulated as devices.

7	The Tender Offer is expected to be launched in early May, subject to market conditions and shareholder approval.
8	As of March 18, 2024, Karuna Therapeutics is a wholly owned subsidiary of Bristol Myers Squibb
9

EndeavorRx is a digital therapeutic indicated to improve attention function as measured by computer-based testing in children ages 8-17 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx demonstrate improvements in a digitally assessed measure Test of Variables of Attention (TOVA®) of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx should be considered for use as part of a therapeutic program that may include clinician-directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. EndeavorRx is available by prescription only. It is not intended to be used as a stand-alone therapeutic and is not a substitution for a child’s medication. The most common side effect observed in children in EndeavorRx’s clinical trials was a feeling of frustration, as the game can be quite challenging at times. No serious adverse events were associated with its use. EndeavorRx is recommended to be used for approximately 25 minutes a day, 5 days a week, over initially at least 4 consecutive weeks, or as recommended by your child’s health care provider. To learn more about EndeavorRx, please visit EndeavorRx.com.

10

EndeavorOTC is a digital therapeutic indicated to improve attention function, ADHD symptoms and quality of life in adults 18 years of age and older with primarily inattentive or combined-type ADHD. EndeavorOTC utilizes the same proprietary technology underlying EndeavorRx, a prescription digital therapeutic indicated to improve attention function in children ages 8—17. EndeavorOTC is available under the U.S. Food and Drug Administration’s current Enforcement Policy for Digital Health Devices for Treating Psychiatric Disorders During the Coronavirus Disease 2019 (COVID-19) Public Health Emergency. EndeavorOTC has not been cleared or authorized by the U.S. Food and Drug Administration for its indications. It is recommended that patients speak to their health care provider before starting EndeavorOTC treatment. No serious adverse events have been reported in any of our clinical studies. To learn more, visit EndeavorOTC.com.

11	Julie Krop, M.D., left her role as Chief Medical Officer, effective March 31, 2024.
12

Funding figure includes private convertible notes and public offerings. Funding figure excludes future milestone considerations received in conjunction with partnerships and collaborations. Funding figure does not include gross proceeds due to PureTech following the 2024 post-period acquisition of Karuna by BMS.

Letter from the Chair

Since I joined the PureTech Board of Directors, I have witnessed the Company mature its hub-and-spoke business model with a commitment to deliver value to patients and shareholders.

Consistent with our founding strategy, the Company has progressed promising programs in various therapeutic areas to inflection points and advanced them either internally or via Founded Entities. This uniquely efficient approach to R&D has enabled the development of a robust pipeline of new medicines, including two that have received FDA clearance and a third that has been filed for FDA approval, all without raising money from the capital markets in six years. This is a true testament to our model.

PureTech’s exceptional productivity and capital discipline was exemplified in 2023. The Company embarked on a new phase of clinical expansion by creating two new Founded Entities from its internal work. The launches of Seaport Therapeutics and Gallop Oncology mark an exciting next chapter for PureTech, adding new de-risked specialist opportunities or “spokes” to the PureTech hub-and-spoke model. PureTech’s self-sustaining engine has enabled this continued operational progress despite adverse macroeconomic factors for the industry whilst also providing capital for the Company to return $50 million to shareholders via a share buyback program in addition to the recently proposed $100 million tender offer.

I would like to personally thank all of our shareholders for supporting us as we seek to improve patients’ lives. Every decision we make is anchored in our mission to advance treatments for patients that simultaneously create shareholder value, and I’m confident we will see continued success in both areas.

On behalf of the Board, I would like to thank Daphne Zohar for her vision, leadership and dedication in founding and building PureTech. Daphne pioneered the hub-and-spoke model to create cutting-edge medicines, assembled a leading team and positioned PureTech for an exciting future and continued growth, and I am confident that our Founded Entity, Seaport Therapeutics, will thrive with her at the helm as Chief Executive Officer. I would also like to welcome Bharatt Chowrira, Ph.D. J.D., into the Chief Executive Officer role at PureTech. A 30-year veteran of the biotech industry, Bharatt has held leadership roles including Chief Executive Officer, Chief Operating Officer and General Counsel in multiple biotech companies, including Auspex Pharmaceuticals Inc., which was acquired by Teva Pharmaceuticals for $3.5 billion, and Sirna Therapeutics, which was acquired by Merck & Co. for $1.1 billion. Bharatt has been a driving force behind PureTech’s achievements since 2017, serving as the Company’s President and Chief Business, Finance and Operating Officer and as a member of the board of directors, and I know our organization will continue to deliver value to patients and shareholders alike under his seasoned leadership.

Sincerely,

Raju Kucherlapati, Ph.D.

Interim Chair of the Board of Directors

April 25, 2024

Letter from the Chief Executive Officer

PureTech made remarkable progress in 2023 as we continued to deliver on our mission to give life to new classes of medicine that have the potential to change the lives of patients with devastating diseases. In 2023, we made significant strategic and clinical advancements across our hub-and-spoke R&D model, setting up the Company for growth in 2024 and beyond.

Our strategy: A hub-and-spoke model that manages risk in advancing novel medicines for patients and generates value for shareholders

At PureTech we pioneered the hub-and-spoke model in biotech. Our “hub” is our core group of people, our proven, innovative R&D engine, and our capabilities at PureTech that are at the center of everything we do. It enables us to identify promising technologies and therapeutic opportunities; unlock their value through innovation; progress them through key de-risking milestones; and then develop them further – either internally or through the creation of a Founded Entity. The Founded Entities are our “spokes,” and they allow us to continue advancing candidates via a focused vehicle while sharing development costs with outside partners. These sector specialists not only enable cost efficiencies by investing capital in the Founded Entities, but also serve as external validation for the programs that we have until then developed in-house. This model ensures that promising new medicines are progressed to patients efficiently while we continue to generate and develop the next wave of novel candidates. It also yields a diversified portfolio, enabling us to have multiple shots on goal for creating shareholder value. Our distinctive approach is powered by three guiding principles: validated efficacy, clear patient benefit and an efficient de-risked path.

This R&D model allows us to be more capital efficient, ensures that our interests are aligned with our shareholders and incentivizes us to move our resources to the programs with the greatest probability of success. It also brings in non-dilutive capital, which has resulted in PureTech not needing to raise money from the capital markets in over six years. In fact, nearly $3.8 billion has been raised by our Founded Entities since July 2018, of which 96 percent was from third parties.1 In that time, we have generated tremendous value, including through the monetization of our stakes in Founded Entities, and have reinvested proceeds in further growing PureTech’s hub-and-spoke business. We have also returned $50 million to shareholders through our share buyback program and recently proposed an additional $100 million return to shareholders via a Tender Offer.2 The Board is committed to evaluating our capital allocation regularly (see page 8 for further details), including assessing opportunities for capital returns to shareholders, subject to future monetization events and the Company’s operational needs.

We consistently maintain one of the most impressive track records in the biopharma industry, with a probability of clinical success that is six times higher than the industry average3. More than 80 percent4 of our clinical trials have demonstrated success, and we take great pride in this track record. Across our programs, this has delivered a robust pipeline of new medicines that are poised for growth. This includes 29 new therapeutics and therapeutic candidates generated to date, with two taken from inception at PureTech to U.S. Food and Drug Administration (FDA) and EU regulatory clearances and one – Karuna’s KarXT (xanomeline-trospium) – that has been filed for FDA approval.

Our model makes biopharma accessible both to generalist investors compelled by the meaningfulness of medical innovation and upside of cutting-edge R&D as well as to specialists comfortable with evaluating therapeutic opportunities. The former sees aligned incentives within PureTech’s internal activity and broader equity portfolio, through which they are shielded from the volatility of single asset binary outcomes so common in our industry.

We have followed our model to success as our programs have matured and our internal capabilities have grown. Importantly, our R&D strategy is not only proven, but it is also scalable and repeatable. Consistent with our founding strategy, we have progressed several programs to inflection points, having sufficiently de-risked their core assets, and at the end of 2023, we added two new Founded Entity “spokes” to the PureTech “hub.” Our newly launched Seaport Therapeutics builds on the success of our Glyph platform and related therapeutic candidates to accelerate the development of new neuropsychiatric medicines in areas of high unmet need. I am also delighted that PureTech has indicated the launch Gallop Oncology™, which builds on the promising clinical and preclinical data generated from our LYT-200 program in hematological malignancies and solid tumors. In creating these focused entities, we continue to deliver on our fundamental goal: advance novel therapeutic solutions to patients battling serious, devastating conditions.

Case study

The KarXT journey at PureTech

Karuna’s KarXT, invented and advanced by PureTech, is a hallmark for how we create value. Patients living with schizophrenia need new treatment options as current standard-of-care antipsychotics have significant side effects and poor adherence rates. Xanomeline, originally discovered by Eli Lilly, demonstrated clinical efficacy but was shelved due to its side effect profile. PureTech’s team invented and filed patents for a synergistic agonist and antagonist concept (e.g., xanomeline + trospium chloride) that would unlock the efficacy of xanomeline and allow for improved tolerability. Following an exceptionally successful clinical journey, FDA approval for KarXT is anticipated in 2024. If approved, KarXT will deliver the first new mechanism for treating schizophrenia in over 50 years, and—as a result of KarXT’s remarkable innovation story – Bristol Myers Squibb (BMS) acquired Karuna for $14 billion in the March 2024 post-period.

In addition to transforming the treatment landscape for patients with schizophrenia, Karuna’s success has allowed us to generate approximately $1.1 billion in cash to date5 to fund our operations and fuel our next wave of innovation. This has been realized through the monetization of a portion of our holdings in Karuna, gross proceeds from BMS’ acquisition valued at $293 million as well as a strategic royalty agreement for KarXT with Royalty Pharma. The $500 million transaction with Royalty Pharma, which was announced in March 2023, included $100 million in cash received up front in 2023 and up to $400 million in additional payments contingent on the achievement of certain regulatory and commercial milestones. As part of this transaction, we sold PureTech’s rights to receive a 3 percent royalty from Karuna to Royalty Pharma on sales up to $2 billion annually, after which Royalty will receive 33 percent and PureTech will retain 67 percent of the royalty payments.6

This agreement supplied us with non-dilutive capital in the short-term and has great potential for long-term earnings based on KarXT’s future regulatory and commercial milestones, as well as product sales.

We believe KarXT’s journey to regulators benefited from our creation of Karuna as a Founded Entity focused on a specialized asset. Initially, KarXT was part of a diversified portfolio undergoing de-risking within PureTech. Eventually its potential and the forecasted demands of its later-stage clinical journey informed our decision to house Karuna as a stand-alone Founded Entity that could draw the right mix of investors, including specialists, and dedicated personnel and expertise to effectively and efficiently drive its progress. The KarXT story therefore showcases both sides of our value proposition: de-risked portfolio development in-house and specialized asset advancement via Founded Entities.

Internal Programs: Effective identification and de-risking of the most promising technologies

Most of the candidates that we advance internally are centered around a strategy that focuses on established biological principles to promptly progress therapeutics with validated efficacy and clinical signals.

This strategy is exemplified through our lead Internal Program, LYT-100, a deuterated form of pirfenidone. Pirfenidone (Esbriet®) is approved for the treatment of idiopathic pulmonary fibrosis (IPF) in the US and other countries, having been shown to slow the decline of lung function and extend life by an average of 2.5 years.7 It is one of two standard of care treatments for IPF, with nintedanib (OFEV®) being the other, yet – despite the proven efficacy – only about 25 percent of IPF patients with this rare, progressive and fatal disease are currently being treated with either standard of care drug, largely due to tolerability issues.

LYT-100 is designed to retain the beneficial pharmacology and clinically-validated efficacy of pirfenidone with a highly differentiated pharmacokinetic profile that has translated into favorable tolerability in multiple clinical studies. In fact, we have demonstrated an approximately 50 percent reduction in participants experiencing gastro-intestinal (GI) and central nervous system (CNS)-related adverse events (AEs) in a crossover study of LYT-100 vs. pirfenidone. We believe this profile has the potential to keep patients on treatment longer, enabling more optimal disease management and patient outcomes.

Beyond this promising profile, we have also shown that LYT-100 is well-tolerated at exposure levels higher than the FDA-approved dose of pirfenidone, which may enable enhanced efficacy given Phase 3 data with pirfenidone that showed a dose-response effect on forced vital capacity and survival in people with IPF.8

Our goal with the ongoing Phase 2b ELEVATE IPF trial is to validate the ability of LYT-100 to deliver a more tolerable treatment with comparable efficacy to pirfenidone at one dose while also exploring the potential for enhanced efficacy at a higher dose. The trial is fully enrolled, and we look forward to sharing topline results in the fourth quarter of 2024.

Founded Entities: Launch of two new Founded Entities; KarXT seeking FDA approval; clinical and commercial progress across the Group

We are constantly evaluating our Internal Programs for candidates that can follow the KarXT “playbook”, and in 2023 we made the decision to advance several into new Founded Entities.

Seaport Therapeutics was born from our Glyph technology platform, which has demonstrated clinical proof-of-concept and has been prolific in producing new therapeutic candidates. The proprietary Glyph platform is designed to enable and enhance oral bioavailability, bypass first-pass metabolism and reduce hepatotoxicity and other side effects to advance active drugs that were previously held back by those limitations. With this technology and candidate portfolio, including SPT-300 (Glyph allopregnanolone; formerly LYT-300), SPT-320 (Glyph agomelatine; formerly LYT-320), and SPT 348 (a prodrug of a non-hallucinogenic neuroplastogen) Seaport’s mission, similar to Karuna’s, is to advance first-and-best-in class therapeutics for patients with anxiety, depression and other neuropsychiatric disorders. The Seaport programs made important advancements at PureTech in 2023, with topline Phase 2a data announced from a proof-of-concept study of SPT-300, a grant received from the U.S. Department of Defense of up to $11.4 million to advance SPT-300 in Fragile X-associated Ataxia Syndrome, and the nomination of SPT-320. In the 2024 post-period, we announced the launch of Seaport with a $100 million9 oversubscribed Series A financing with participation from top tier biotech investors ARCH Venture Partners, Sofinnova Investments and Third Rock Ventures. Seaport will be led by PureTech Founding CEO Daphne Zohar. Following the Series A financing, PureTech holds equity ownership in Seaport of 61.5 percent.

We also indicated the intent to launch Gallop Oncology from our LYT-200 (anti-galectin-9) program. We are advancing a differentiated approach to cancer treatment by targeting the pro-tumor mechanisms of galectin-9 for the treatment of hematological malignancies and solid tumors. A large body of preclinical and human data underscores the importance of galectin-9 as a potent oncogenic driver in leukemia cells and an immunosuppressive protein, and LYT-200 has demonstrated direct cytotoxic, anti-leukemic effects through multiple mechanisms as well as anti-tumor efficacy. We’re excited by the data generated to date in acute myeloid leukemia (AML) and high-risk myelodysplastic syndrome (MDS), as well as head and neck cancers. We expect additional data from the ongoing Phase 1b clinical trial for the potential treatment of AML and MDS to be presented in a scientific forum in 2024, as well as additional data from the Phase 1b trial in combination with tislelizumab for the potential treatment of advanced solid tumors.

Several of our other Founded Entities have made key progress in 2023 as well. As noted, Karuna submitted a New Drug Application to the FDA for KarXT for the treatment of schizophrenia in adult patients, which was accepted and granted a Prescription Drug User Fee Act (PDUFA) date of September 26, 2024. The company was subsequently acquired by BMS for $14 billion. The clinical program expanding the evidence base for KarXT continued with additional positive data reported and two Phase 3 trial initiations in Alzheimer’s disease.

At Vedanta, the team administered the initial dose to the first patient for the company’s Phase 2 COLLECTiVE202 clinical trial of VE202 for the management of ulcerative colitis and the program was granted Fast Track designation by the FDA. Vedanta also plans to initiate a Phase 3 clinical trial of VE303 in patients at high risk for recurrent Clostridioides difficile infection in the second quarter of 2024. Vor also made progress in the clinic and announced new clinical data from its Phase 1/2a first-in-human study of trem-cel (VOR33) in patients with AML, titled VBP101.

Notably, Akili received U.S. FDA authorization to broaden the label for EndeavorRx®.10 This expansion now includes children aged 13 to 17 years old with attention-deficit/hyperactivity disorder (ADHD), which will increase the eligibility for this treatment and thus double the number of pediatric patients with ADHD who can benefit. Akili also announced plans to transition from a prescription to a non-prescription business model to further increase access. Further to this strategic plan, Akili launched EndeavorOTC®11 for adults with ADHD, following positive results from a clinical trial evaluating EndeavorRx in this population.

Finally, Sonde Health increased its sales and growth through establishing partnerships with a variety of providers, health companies, pharmaceutical entities and manufacturers. Entrega also continued its R&D work to advance its core platform for the oral administration of biologics, vaccines and other drugs that are usually not effectively absorbed when administered orally.

Our future: Crystalizing value

We have successfully grown a pipeline of therapeutics and candidates, carefully allocated our resources and diligently executed on our mission. We retain substantial holdings in both our public and private Founded Entities; are due certain royalties and milestone payments as some of these programs advance; maintain a strong balance sheet to support our existing programs, and Founded Entities, and fuel our future innovation; and we will have returned $150 million to shareholders through our recently completed share buyback program and proposed Tender Offer. These achievements underscore the significant value we have created that has not been fully recognized by the market. I am committed to evaluating ways to unlock and crystalize that value for shareholders and look forward to sharing my vision for the Company’s future growth in the coming months.

Thanks to our network of supporters for giving life to science

After an extremely productive year, I would like to extend my thanks and appreciation to our dedicated teams – both at PureTech and across our Founded Entities – who play an essential role in driving highly innovative and impactful R&D forward. Your commitment to our cause is inspiring, and I am so grateful to work alongside you in the name of serving patients and our shareholders.

I would also like to thank our talented board for their guidance, in addition to our wide network of shareholders, collaborators, and advisors for their continued support of our vision.

I also want to express my sincere gratitude to Daphne Zohar for her remarkable leadership since the inception of PureTech and for guiding the Company into this exciting new phase. I am pleased that we will continue to benefit from her entrepreneurial spirit as she drives further value for PureTech in her new role as CEO of Seaport.

2023 was a banner year for PureTech, and we are already charting an exciting path forward in 2024. I am proud and very humbled to assume the role of CEO at such a remarkable organization, and I look forward to continuing our transformational work for patients and shareholders.

Bharatt Chowrira, Ph.D., J.D.

Chief Executive Officer and Director

April 25, 2024

1

Funding figure includes private equity financings, loans and promissory notes, public offerings or grant awards. Funding figure excludes future milestone considerations received in conjunction with partnerships and collaborations.

2	The Tender Offer is expected to be launched in early May, subject to market conditions and shareholder approval.

3

Calculated based on the aggregate PureTech data including all therapeutic candidates advanced through at least Phase 1 by PureTech or its Founded Entities from 2009 onward and the industry average data. Industry average data measures the probability of clinical trial success of therapeutics by calculating the number of programs progressing to the next phase vs. the number progressing and suspended (Phase 1=52%, Phase 2=29%, Phase 3=52%). BIO, PharmaIntelligence, QLS (2021) Clinical Development Success Rates 2011-2020. This study did not include therapeutics regulated as devices.

4	The percentage includes number of successful trials out of all trials run for all therapeutic candidates advanced through at least Phase 1 by PureTech or its Founded Entities from 2009 onward.

5

Represents cash generated to date through sales of KRTX common stock including gross proceeds due to PureTech following Bristol Myers Squibb’s acquisition of Karuna as well as the $100 million in upfront consideration from PureTech’s transaction with Royalty Pharma.

6	PureTech’s agreement with Royalty Pharma is not impacted by the BMS acquisition of Karuna.

7

Fisher, M., Nathan, S. D., Hill, C., Marshall, J., Dejonckheere, F., Thuresson, P., & Maher, T. M. (2017). Predicting Life Expectancy for Pirfenidone in Idiopathic Pulmonary Fibrosis. Journal of Managed Care & Specialty Pharmacy, 23(3-b Suppl), S17 -S24. https://doi.org/10.18553/jmcp.2017.23.3-b.s17.

8

King, T. E., Bradford, W. Z., Castro-Bernardini, S., Fagan, E. A., Glaspole, I., Glassberg, M. K., Gorina, E., Hopkins, P., Kardatzke, D., Lancaster, L., Lederer, D. J., Nathan, S. D., De Castro Pereira, C. A., Sahn, S. A., Sussman, R., Swigris, J. J., & Noble, P. W. (2014). A Phase 3 Trial of Pirfenidone in Patients with Idiopathic Pulmonary Fibrosis. The New England Journal of Medicine, 370(22), 2083–2092. https://doi.org/10.1056/nejmoa1402582

9

Includes participation by top tier biotech investors ARCH Venture Partners, Sofinnova Investments and Third Rock Ventures alongside PureTech’s $32 million cash contribution. Following the Series A financing, PureTech holds equity ownership in Seaport of 61.5 percent on a diluted basis. Additionally, as the founder of Seaport, PureTech also has a right to royalty payments on a percentage of net sales of any commercialized product as well as the right under the terms of the license agreement with Seaport to receive milestone payments upon the achievement of certain regulatory approvals and a percentage of sublicense income.

Risk management

The execution of the Group’s strategy is subject to a range of risks and uncertainties. As a clinical-stage biotherapeutics company, the Group operates in an inherently high-risk environment. The Group’s strategic approach seeks to aid the Group’s risk management efforts to achieve an effective balancing of risk and reward. Risk assessment, evaluation and mitigation are integral parts of the Group’s management process. The Group, however, also recognizes that ultimately no strategy provides an assurance against loss, as we saw in the current year with Gelesis, which ceased operations and filed a voluntary petition for Chapter 7 bankruptcy liquidation in October 2023.

Risks are formally identified by the Board and appropriate internal controls are put in place and tailored to the specific risks to monitor and mitigate them on an ongoing basis. If multiple or an emerging risk event occurs, it is possible that the overall effect of such events would compound the overall effect on the Group. The principal risks that the Board has identified as the key business risks facing the Group are set out in the table below along with the impact and mitigation management plan with respect to each risk. These risks are only a high-level summary of the principal risks affecting our business; any number of these or other risks could have a material adverse effect on the Group or its financial condition, development, results of operations, subsidiary companies and/or future prospects. Further information on the risks facing the Group can be found on pages 186 to 223 which also includes a description of circumstances under which principal and other risks and uncertainties might arise in the course of our business and their potential impact.

Risk	Impact*	Management Plans/Actions

1  Risks related to science and technology failure

The science and technology being developed or commercialized by some of our businesses may fail and/or our businesses may not be able to develop their intellectual property into commercially viable therapeutics or technologies.

There is also a risk that certain of the businesses may fail or not succeed as anticipated, resulting in significant decline of our value.

The failure of any of our businesses could decrease our value. A failure of one of the major businesses could also impact the reputation of PureTech as a developer of high value technologies and possibly make additional fundraising by PureTech or any Founded Entity more difficult or unavailable on acceptable terms at all.

Prior to additional steps in the development of any technology, extensive due diligence is carried out that covers all the major business risks, including technological feasibility, competition and technology advances, market size, strategy, adoption and intellectual property protection.

A capital efficient approach is employed, which requires the achievement of a level of proof of concept prior to the commitment of substantial capital is committed. Capital deployment is generally tranched to ensure the funding of programs only to their next value milestone. Members of our Board or our management team serve on the board of directors of several of the businesses so as to continue to guide each business’s strategy and to oversee proper execution thereof. We use our extensive network of advisors to ensure that each business has appropriate domain expertise as it develops and executes on its strategy and the R&D Committee of our Board reviews each program at each stage of development and advises our Board on further actions. Additionally, we have a diversified model with numerous assets such that the failure of any one of our businesses or therapeutic candidates would not result in a failure of all of our businesses.

2 Risks related to clinical trial failure

Clinical trials and other tests to assess the commercial viability of a therapeutic candidate are typically expensive, complex and time-consuming, and have uncertain outcomes.

Conditions in which clinical trials are conducted differ, and results achieved in one set of conditions could be different from the results achieved in different conditions or with different subject populations. If our therapeutic candidates fail to achieve successful outcomes in their respective clinical trials, the therapeutics will not receive regulatory approval and in such event cannot be commercialized. In addition, if we fail to complete or experience delays in completing clinical tests for any of our therapeutic candidates, we may not be able to obtain regulatory approval or commercialize our therapeutic candidates on a timely basis, or at all.

	A critical failure of a clinical trial may result in termination of the program and a significant decrease in our value. Significant delays in a clinical trial to support the appropriate regulatory approvals could impact the amount of capital required for the business to become fully sustainable on a cash flow basis.	We have a diversified model to limit the impact of clinical trial outcomes on our ability to operate as a going concern. We have dedicated internal resources to establish and monitor each of the clinical programs for the purpose of maximising successful outcomes. We also engage outside experts to help create well-designed clinical programs that provide valuable information and mitigate the risk of failure. Significant scientific due diligence and preclinical experiments are conducted prior to a clinical trial to evaluate the odds of the success of the trial. In the event of the outsourcing of these trials, care and attention are given to assure the quality of the vendors used to perform the work.

3 Risks related to regulatory approval

The pharmaceutical industry is highly regulated. Regulatory authorities across the world enforce a range of laws and regulations governing the testing, approval, manufacturing, labelling and marketing of pharmaceutical therapeutics. Stringent standards are imposed which relate to the quality, safety and efficacy of these therapeutics. These requirements are a major determinant of the commercial viability of developing a drug substance or medical device given the time, expertise and expense which must be invested.

We may not obtain regulatory approval for our therapeutic candidates. Moreover, approval in one territory offers no guarantee that regulatory approval will be obtained in any other territory. Even if therapeutics are approved, subsequent regulatory difficulties may arise, or the conditions relating to the approval may be more onerous or restrictive than we anticipate.

	The failure of one of our therapeutics to obtain any required regulatory approval, or conditions imposed in connection with any such approval, may result in a significant decrease in our value.	We manage our regulatory risk by employing highly experienced clinical managers and regulatory affairs professionals who, where appropriate, will commission advice from external advisors and consult with the regulatory authorities on the design of our preclinical and clinical programs. These experts ensure that high-quality protocols and other documentation are submitted during the regulatory process, and that well-reputed contract research organizations with global capabilities are retained to manage the trials. We also engage with experts, including on our R&D Committee, to help design clinical trials to help provide valuable information and maximize the likelihood of regulatory approval. Additionally, we have a diversified model with numerous assets such that the failure to receive regulatory approval or subsequent regulatory difficulties with respect to any one therapeutic would not adversely impact all of our therapeutics and businesses.

4 Risks related to therapeutic safety

There is a risk of adverse reactions with all drugs and medical devices. If any of our therapeutics are found to cause adverse reactions or unacceptable side effects, then therapeutic development may be delayed, additional expenses may be incurred if further studies are required, and, in extreme circumstances, it may prove necessary to suspend or terminate development. This may occur even after regulatory approval has been obtained, in which case additional trials may be required, the approval may be suspended or withdrawn or require product labels to include additional safety warnings. Adverse events or unforeseen side effects may also potentially lead to product liability claims against us as the developer of the therapeutics and sponsor of the relevant clinical trials. These risks are also applicable to our Founded Entities and any trials they conduct or therapeutic candidates they develop.

Adverse reactions or unacceptable side effects may result in a smaller market for our therapeutics, or even cause the therapeutics to fail to meet regulatory requirements necessary for sale of the therapeutic. This, as well as any claims for injury or harm resulting from our therapeutics, may result in a significant decrease in our value.	Safety is our top priority in the design of our therapeutics. We conduct extensive preclinical and clinical trials which test for and identify any adverse side effects. Despite these steps and precautions, we cannot fully avoid the possibility of unforeseen side effects. To mitigate the risk further we have insurance in place to cover product liability claims which may arise during the conduct of clinical trials.

5  Risks related to therapeutic profitability and competition

We may be unable to sell our therapeutics profitably if reimbursement from third-party payers – such as private health insurers and government health authorities – is restricted or not available. If, for example, it proves difficult to build a sufficiently strong economic case based on the burden of illness and population impact.

Third-party payers are increasingly attempting to curtail healthcare costs by challenging the prices that are charged for pharmaceutical therapeutics and denying or limiting coverage and the level of reimbursement. Moreover, even if the therapeutics can be sold profitably, they may not be adopted by patients and the medical community.

Alternatively, our competitors – many of whom have considerably greater financial and human resources – may develop safer or more effective therapeutics or be able to compete more effectively in the markets targeted by us. New companies may enter these markets and novel therapeutics and technologies may become available which are more commercially successful than those being developed by us. These risks are also applicable to our Founded Entities and could result in a decrease in their value.

The failure to obtain reimbursement from third party payers, and competition from other therapeutics, could significantly decrease the amount of revenue we may receive from therapeutic sales for certain therapeutics. This may result in a significant decrease in our value.	We engage reimbursement experts to conduct pricing and reimbursement studies for our therapeutics to ensure that a viable path to reimbursement, or direct user payment, is available. We also closely monitor the competitive landscape for our therapeutics and therapeutic candidates and adapt our business plans accordingly. Not all therapeutics that we are developing will rely on reimbursement. Also, while we cannot control outcomes, we seek to design studies to generate data that will help support potential reimbursement.

6  Risks related to intellectual property protection

We may not be able to obtain patent protection for some of our therapeutics or maintain the secrecy of their trade secrets and know-how. If we are unsuccessful in doing so, others may market competitive therapeutics at significantly lower prices. Alternatively, we may be sued for infringement of third-party patent rights. If these actions are successful, then we would have to pay substantial damages and potentially remove our therapeutics from the market. We license certain intellectual property rights from third parties. If we fail to comply with our obligations under these agreements, it may enable the other party to terminate the agreement. This could impair our freedom to operate and potentially lead to third parties preventing us from selling certain of our therapeutics.

The failure to obtain patent protection and maintain the secrecy of key information may significantly decrease the amount of revenue we may receive from therapeutic sales. Any infringement litigation against us may result in the payment of substantial damages by us and result in a significant decrease in our value.	We spend significant resources in the prosecution of our patent applications and maintenance of our patents, and we have in-house patent counsel and patent group to help with these activities. We also work with experienced external attorneys and law firms to help with the protection, maintenance and enforcement of our patents. Third party patent filings are monitored to ensure the Group continues to have freedom to operate. Confidential information (both our own and information belonging to third parties) is protected through use of confidential disclosure agreements with third parties, and suitable provisions relating to confidentiality and intellectual property exist in our employment and advisory contracts. Licenses are monitored for compliance with their terms.

7 Risks related to enterprise profitability

We expect to continue to incur substantial expenditure in further research and development activities. There is no guarantee that we will become operationally profitable, and, even if we do so, we may be unable to sustain operational profitability.

The strategic aim of the business is to generate profits for our shareholders through the commercialization of technologies through therapeutic sales, strategic partnerships and sales of businesses or parts thereof. The timing and size of these potential inflows are uncertain. Should revenues from our activities not be achieved, or in the event that they are achieved but at values significantly less than the amount of capital invested, then it would be difficult to sustain our business.	We retain significant cash in order to support funding of our Founded Entities and our Internal Programs. We have close relationships with a wide group of investors and strategic partners to ensure we can continue to access the capital markets and additional monetization and funding for our businesses. Additionally, our Founded Entities are able to raise money directly from third party investors and strategic partners.

8  Risks related to hiring and retaining qualified employees and key personnel

We operate in complex and specialized business domains and require highly qualified and experienced management to implement our strategy successfully. We and many of our businesses are located in the United States which is a highly competitive employment market.

Moreover, the rapid development which is envisaged by us may place unsupportable demands on our current managers and employees, particularly if we cannot attract sufficient new employees. There is also the risk that we may lose key personnel.

The failure to attract highly effective personnel or the loss of key personnel would have an adverse impact on our ability to continue to grow and may negatively affect our competitive advantage.	The Board regularly seeks external expertise to assess the competitiveness of the compensation packages of its senior management. Senior management continually monitors and assesses compensation levels to ensure we remain competitive in the employment market. We maintain an extensive recruiting network through our Board members, advisors and scientific community involvement. We also employ an executive as a full-time in-house recruiter and retain outside recruiters when necessary or advisable. Additionally, we are proactive in our retention efforts and include incentive-based compensation in the form of equity awards and annual bonuses, as well as a competitive benefits package. We have a number of employee engagement efforts to strengthen our PureTech community.

9  Risks related to business, economic or public health disruptions

Business, economic, financial or geopolitical disruptions or global health concerns could seriously harm our development efforts and increase our costs and expenses.

Broad-based business, economic, financial or geopolitical disruptions could adversely affect our ongoing or planned research and development activities. Global health concerns, such as a further pandemic, or geopolitical events, like the ongoing consequences of the armed conflicts, could also result in social, economic, and labor instability in the countries in which we operate or the third parties with whom we engage. We consider the risk to be increasing since the prior year and note further risks associated with the banking system and global financial stability. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties with whom we engage, including the suppliers, clinical trial sites, regulators, providers of financial services and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. It is also possible that global health concerns or geopolitical events such as these ones could disproportionately impact the hospitals and clinical sites in which we conduct any of our current and/or future clinical trials, which could have a material adverse effect on our business and our results of operation and financial impact.	We regularly review the business, economic, financial and geopolitical environment in which we operate. It is possible that we may see further impact as a result of current geopolitical tensions. We monitor the position of our suppliers, clinical trial sites, regulators, providers of financial services and other third parties with whom we conduct business. We develop and execute contingency plans to address risks where appropriate.

Financial Review

Reporting Framework

You should read the following discussion and analysis together with our Consolidated Financial Statements, including the notes thereto, set forth elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business and financing our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including the risks set forth on pages 60 to 64 and in the Additional Information section from pages 186 to 223, our actual results could differ materially from the results described in or implied by these forward-looking statements.

Our audited Consolidated Financial Statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021, have been prepared in accordance with UK-adopted International Financial Reporting Standards (“IFRSs”). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board (“IASB”).

The following discussion contains references to the Consolidated Financial Statements of PureTech Health plc (the “Parent”) and its consolidated subsidiaries, together “the Group”. These financial statements consolidate PureTech Health plc’s subsidiaries and include the Group’s interest in associates by way of equity method, as well as investments held at fair value. Subsidiaries are those entities over which the Group maintains control. Associates are those entities in which the Group does not have control for financial accounting purposes but maintains significant influence over financial and operating policies. Where the Group has neither control nor significant influence for financial accounting purposes, or when the investment in associates is not in instruments that would be considered equity for accounting purposes, we recognize our holdings in such entity as an investment at fair value with changes in fair value being recorded in the Consolidated Statement of Comprehensive Income/(Loss). For purposes of our Consolidated Financial Statements, each of our Founded Entities1 are considered to be either a “subsidiary”, an “associate” or an “investment held at fair value” depending on whether the Group controls or maintains significant influence over the financial and operating policies of the respective entity at the respective period end date, and depending on the form of the investment. For additional information regarding the accounting treatment of these entities, see Note 1. Material Accounting Policies to our Consolidated Financial Statements included in this report. For additional information regarding our operating structure, see “Basis of Presentation and Consolidation” below.

Business Background and Results Overview

The business background is discussed above from pages 1 to 21, which describes the business development of our Wholly-Owned Programs3 and Founded Entities.

Our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of one or more therapeutic candidates of our wholly-owned or Controlled Founded Entities2, which may or may not occur. Historically, certain of our Founded Entities’ therapeutics received marketing authorization from the FDA, but our Wholly-Owned Programs have not generated revenue from product sales to date.

Furthermore, our ability to achieve profitability will largely rely on successfully monetizing our investment in founded entities, including the sale of rights to royalties, entering into strategic partnerships, and other related business development activities.

We deconsolidated a number of our Founded Entities, specifically Vedanta Biosciences, Inc. (“Vedanta”) in March 2023, Sonde Health Inc. (“Sonde”) in 2022, Karuna Therapeutics, Inc. (“Karuna”), Vor Biopharma Inc. (“Vor”) and Gelesis in 2019, and Akili in 2018.

Any deconsolidation affects our financials in the following manner:

•	our ownership interest does not provide us with a controlling financial interest;

•

we no longer control the Founded Entity’s assets and liabilities, and as a result, we derecognize the assets, liabilities and non-controlling interests related to the Founded Entity from our Consolidated Statement of Financial Position;

•	we record our retained investment in the Founded Entity at fair value; and

•	the resulting amount of any gain or loss is recognized in our Consolidated Statement of Comprehensive Income/(Loss).

We anticipate our expenses to continue to increase proportionally in connection with execution of our strategy around creating and supporting Founded Entities, as well as the ongoing development activities related mostly to the advancement into late-stage studies of the clinical programs within our Wholly-Owned Programs. We also expect that our expenses and capital requirements will increase in the near to mid-term as we:

•	continue our research and development efforts;

•	seek regulatory approvals for any therapeutic candidates that successfully complete clinical trials; and

•

add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our therapeutic development and potential future commercialization claims.

More specifically, we anticipate that our internal research and development spend will increase in the foreseeable future as we may initiate additional clinical studies for our existing therapeutic candidates, evaluate new therapeutic candidates for investment and further development, progress additional therapeutic candidates into the clinic, as well as advance our technology platforms.

1.

Founded Entities are comprised of the entities which the Company incorporated and announced the incorporation as a Founded Entity externally. It includes certain of the Company’s wholly-owned subsidiaries which have been announced by the Company as Founded Entities, Controlled Founded Entities2 and deconsolidated Founded Entities. As of December 31, 2023, deconsolidated Founded Entities included Akili Interactive Labs, Inc., Karuna Therapeutics, Inc., Vor Bio, Inc., Gelesis, Inc., Sonde Health, Inc., and Vedanta Biosciences, Inc.

2.

Controlled Founded Entities are comprised of the Company’s consolidated operational subsidiaries that currently have already raised third-party dilutive capital. As of December 31, 2023, Entrega was the only entity under this definition.

3.

Wholly-Owned Programs are comprised of the Company’s current and future therapeutic candidates and technologies that are developed by the Company’s wholly-owned subsidiaries, whether they were announced as a Founded Entity or not, and will be advanced through with either the Company’s funding or non-dilutive sources of financing. As of December 31, 2023, Wholly-Owned Programs were developed by the wholly-owned subsidiaries Alivio Therapeutics, Inc., PureTech LYT, Inc., PureTech LYT 100, Inc. and included primarily the programs LYT-100, LYT-200, LYT-300, and the Glyph platform.

In addition, with respect to our Founded Entities’ programs, we anticipate that we will continue to fund a small portion of development costs by strategically participating in such companies’ financings when we believe participation in such financings is in the best interests of our shareholders. The form of any such participation may include investment in public or private financings, collaboration, partnership arrangements, and/or licensing arrangements, among others. Our management and strategic decision makers consider the future funding needs of our Founded Entities and evaluate the needs and opportunities for returns with respect to each of these Founded Entities routinely and on a case-by-case basis.

As a result, we need substantial additional funding in the future, following the period described below in the Funding Requirement section, to support our continuing operations and pursue our growth strategy until such time as we can generate sufficient revenue from product sales to support our operations, if ever. Until such time, we expect to finance our operations through a combination of monetization of our interests in our Founded Entities, collaborations with third parties, or other sources. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements, as and when needed, we may have to delay, scale back or discontinue the development and commercialization of one or more of our wholly-owned therapeutic candidates.

Measuring Performance

The Financial Review discusses our operating and financial performance, our cash flows and liquidity as well as our financial position and our resources. The results for each period are compared primarily with the results of the comparative period in the prior year.

Reported Performance

Reported performance considers all factors that have affected the results of our business, as reflected in our Consolidated Financial Statements.

Core Performance

Core performance measures are alternative performance measures which are adjusted and non-IFRS measures. These measures cannot be derived directly from our Consolidated Financial Statements. We believe that these non-IFRS performance measures, when provided in combination with reported performance, will provide investors, analysts and other stakeholders with helpful complementary information to better understand our financial performance and our financial position from period to period. The measures are also used by management for planning and reporting purposes. The measures are not substitutable for IFRS financial information and should not be considered superior to financial information presented in accordance with IFRS.

Cash flow and liquidity
PureTech Level cash, cash equivalents and short-term investments	Measure type: Core performance
Definition: Cash and cash equivalents and short-term investments held at PureTech Health plc and our wholly-owned subsidiaries.

Why we use it: PureTech Level cash, cash equivalents and short-term investments is a measure that provides valuable additional information with respect to cash, cash equivalents and short-term investments available to fund the Wholly-Owned Programs and make certain investments in Founded Entities.

Recent Developments (subsequent to December 31, 2023

The Group has evaluated subsequent events after December 31, 2023 up to the date of issuance, April 25, 2024, of the Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these Consolidated Financial Statements or notes thereto, except for the following:

In January 2024, the Group established two new clinical-stage entities: Seaport Therapeutics (“Seaport”) and Gallop Oncology (“Gallop”). Seaport will advance certain central nervous system programs and relevant Glyph intellectual property. Gallop will advance LYT-200 and other galectin-9 intellectual property. As of December 31, 2023, the financial results of these programs were included in the Wholly-Owned Programs segment in the footnotes to the Consolidated Financial Statements. Upon raising dilutive third-party financing, the financial results of these two entities will be included in the Controlled Founded Entities segment to the extent that the Group maintains control over these entities.

On May 9, 2022, the Group announced the commencement of a $50.0 million share repurchase program the (“Program”) of its ordinary shares of one pence each. In February 2024, the Group completed the Program and has repurchased an aggregate of 20,182,863 ordinary shares under the Program. These shares have been held as treasury shares and are being used to settle the vesting of restricted stock units or exercise of options.

In March 2024, Karuna was acquired by Bristol Myers Squibb (“BMS”) in accordance with a definitive merger agreement signed in December 2023. The Group received total proceeds of $292.7 million before income tax in exchange for its holding of 886,885 shares of Karuna common stock.

In March 2024, the Group announced a proposed capital return of $100.0 million to its shareholders by way of a tender offer (the “Tender Offer”). The Tender Offer is expected to be launched in early May, subject to market conditions and shareholder approval. If the full $100.0 million is not returned, then the Group intends to return any remainder following the completion of the Tender Offer, by way of a special dividend.

In April 2024, Seaport Therapeutics, the Group’s latest Founded Entity, raised $100 million in a Series A financing, out of which $32 million was invested by the Group. Following the Series A financing, the Group holds equity ownership in Seaport of 61.5 percent on a diluted basis.

In April 2024, the Gelesis’ Chapter 7 Trustee provided notice that a third party bid to purchase the assets subject to the bankruptcy had been accepted as a stalking horse bid, subject to Bankruptcy Court approval. If such sale of the assets is ultimately approved by the Bankruptcy Court and consummated, it is expected that PureTech could recover a portion of its investment in Gelesis senior secured convertible promissory notes. The ultimate resolution of this matter, any potential recovery, and the associated timing remain uncertain. The Group has not recorded any amount in its Consolidated Financial Statements related to amounts that may be received as a result of the bankruptcy process.

Financial Highlights

The following is the reconciliation of the amounts appearing in our Consolidated Statement of Financial Position to the Alternative Performance Measure described above:

(in thousands)	December 31 2023	December 31 2022
Cash and cash equivalents	191,081	149,866
Short-term investments	136,062	200,229

Consolidated cash, cash equivalents and short-term investments	327,143	350,095
Less: cash and cash equivalents held at non-wholly owned subsidiaries	(1,097)	(10,622)

PureTech Level cash, cash equivalents and short-term investments	$326,046	$339,473

Basis of Presentation and Consolidation

Our Consolidated Financial Information consolidates the financial information of PureTech Health plc, as well as its subsidiaries, and includes our interest in associates and investments held at fair value.

Basis for Segmentation

Our Directors are our strategic decision-makers. Our operating segments are determined based on the financial information provided to our Directors periodically for the purposes of allocating resources and assessing performance. During the second half of 2023, we changed the financial information that was regularly reviewed by the Directors to allocate resources and assess performance. We have determined each of our Wholly-Owned Programs represents an operating segment, and we have aggregated each of these operating segments into one reportable segment, the Wholly-Owned Programs segment, given the high level of operational and financial similarities across our Wholly-Owned Programs. Each of our Controlled Founded Entities represents an operating segment. We aggregate each Controlled Founded Entity operating segment into one reportable segment, the Controlled Founded Entities segment. For our entities that do not meet the definition of an operating segment, we present this information in the Parent Company & Other column in our segment footnote to reconcile the information in this footnote to our Consolidated Financial Statements. Substantially all of our revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided.

Following is the description of our reportable segments:

Wholly-Owned Programs

The Wholly-Owned Programs segment is advancing Wholly-Owned Programs which are focused on treatments for patients with devastating diseases. The Wholly-Owned Programs segment is comprised of the technologies that are wholly-owned and will be advanced through with either the Group’s funding or non-dilutive sources of financing. The operational management of the Wholly-Owned Programs segment is conducted by the PureTech Health team, which is responsible for the strategy, business development, and research and development.

Controlled Founded Entities

The Controlled Founded Entities segment is comprised of the Group’s consolidated operational subsidiaries as of December 31, 2023 that either have, or have plans to hire, independent management teams and currently have already raised third-party dilutive capital. These subsidiaries have active research and development programs and either have entered into or plan to seek an equity or debt investment partner, who will provide additional industry knowledge and access to networks, as well as additional funding to continue the pursued growth of the company.

The Group’s entities that were determined not to meet the definition of an operating segment are included in the Parent Company and Other column to reconcile the segment information to the financial statements. This column captures activities not directly attributable to the Group’s operating segment and includes the activities of the Parent, corporate support functions and certain research and development support functions that are not directly attributable to a strategic business segment as well as the elimination of intercompany transactions. This column also captures the operating results for our deconsolidated entities through the date of deconsolidation (e.g. Vedanta in 2023 and Sonde in 2022), and accounting for our holdings in Founded Entities for which control has been lost, which primarily represents: the activity associated with deconsolidating an entity when we no longer control the entity (e.g. Vedanta in 2023 and Sonde in 2022), the gain or loss on our investments accounted for at fair value (e.g. our ownership stakes in Karuna, Vor and Akili) and our net income or loss of associates accounted for using the equity method.

In January 2024, the Group launched two new Founded Entities (Seaport Therapeutics and Gallop Oncology) to advance certain programs from the Wholly-Owned Programs. Seaport Therapeutics will advance certain central nervous system programs and relevant Glyph intellectual property. Gallop Oncology will advance LYT-200 and other galectin-9 intellectual property. The financial results of these programs were included in the Wholly-Owned Programs segment in the footnotes to the Consolidated Financial Statements as of December 31, 2023 and 2022, and for the three years ended December 31, 2023, 2022 and 2021, respectively. Upon raising dilutive third-party financing, the financial results of these two entities will be included in the Controlled Founded Entities segment to the extent that the Group maintains control over these entities.

The table below summarizes the entities that comprised each of our segments as of December 31, 2023:

Wholly-Owned Programs Segment	Ownership Percentage
PureTech LYT	100.0%
PureTech LYT-100, Inc.	100.0%
Alivio Therapeutics, Inc.	100.0%
Controlled Founded Entities Segment
Entrega, Inc.	77.3%
Parent Company and Other[3]
Follica, LLC	85.4%
Gelesis, Inc.	—%
Sonde Health, Inc.[1]	40.2%
Vedanta Biosciences, Inc.[2]	47.0%
PureTech Health plc	100.0%
PureTech Health LLC	100.0%
PureTech Securities Corporation	100.0%
PureTech Securities II Corporation	100.0%
PureTech Management, Inc.	100.0%

1	Sonde Health, Inc was deconsolidated on May 25, 2022.
2	Vedanta Biosciences, Inc. was deconsolidated on March 1, 2023.
3	Includes dormant, inactive and shell entities as well as Founded Entities that were deconsolidated prior to 2023.

Components of Our Results of Operations

Revenue

To date, we have not generated any meaningful revenue from product sales and we do not expect to generate any meaningful revenue from product sales in the near future. We derive our revenue from the following:

Contract revenue

We generate revenue primarily from licenses, services and collaboration agreements, including amounts that are recognized related to upfront payments, milestone payments, royalties and amounts due to us for research and development services. In the future, revenue may include additional milestone payments and royalties on any net product sales under our licensing agreements. We expect that any revenue we generate will fluctuate from period to period as a result of the timing and amount of license, research and development services and milestone and other payments.

Grant Revenue

Grant revenue is derived from grant awards we receive from governmental agencies and non-profit organizations for certain qualified research and development expenses. We recognize grants from governmental agencies and non-profit organizations as grant revenue in the Consolidated Statement of Comprehensive Income/(Loss), gross of the expenditures that were related to obtaining the grant, when there is reasonable assurance that we will comply with the conditions within the grant agreement and there is reasonable assurance that payments under the grants will be received. We evaluate the conditions of each grant as of each reporting date to ensure that we have reasonable assurance of meeting the conditions of each grant arrangement, and it is expected that the grant payment will be received as a result of meeting the necessary conditions.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts, and the development of our wholly-owned and our Controlled Founded Entities’ therapeutic candidates, which include:

•	employee-related expenses, including salaries, related benefits and equity-based compensation;

•

expenses incurred in connection with the preclinical and clinical development of our wholly-owned and our Founded Entities’ therapeutic candidates, including our agreements with contract research organizations;

•	expenses incurred under agreements with consultants who supplement our internal capabilities;

•	the cost of lab supplies and acquiring, developing and manufacturing preclinical study materials and clinical trial materials;

•	costs related to compliance with regulatory requirements; and

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other operating costs.

We expense all research costs in the periods in which they are incurred and development costs are capitalized only if certain criteria are met. For the periods presented, we have not capitalized any development costs since we have not met the necessary criteria required for capitalization.

Research and development activities are central to our business model. We expect that our research and development expenses will continue to increase for the foreseeable future in connection with our planned preclinical and clinical development activities in the near term and in the future related to our Wholly-Owned Programs and our existing, newly established and future Founded Entities. The successful development of our wholly-owned and our Founded Entities’ therapeutic candidates is highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of these therapeutic candidates through our funding or in conjunction with our external partners. We are also unable to predict when, if ever, material net cash inflows will commence from our wholly-owned or our Founded Entities’ therapeutic candidates. This is due to the numerous risks and uncertainties associated with developing therapeutics, including the uncertainty of:

•

progressing research and development of our Wholly-Owned Programs and Founded Entities and continuing to progress our various technology platforms and other potential therapeutic candidates based on previous human efficacy and clinically validated biology within our Wholly-Owned Programs and Founded Entities;

•	establishing an appropriate safety profile with investigational new drug application;

•	the success of our Founded Entities and their need for additional capital;

•	identifying new therapeutic candidates to add to our Wholly-Owned Programs or Founded Entities;

•	successful enrollment in, and the initiation and completion of, clinical trials;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	addressing any competing technological and market developments, as well as any changes in governmental regulations;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations under such arrangements;

•

maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how, as well as obtaining and maintaining regulatory exclusivity for our wholly-owned and our Founded Entities’ therapeutic candidates;

•	continued acceptable safety profile of our therapeutics, if any, following approval; and

•	attracting, hiring and retaining qualified personnel.

A change in the outcome of any of these variables with respect to the development of a therapeutic candidate could mean a significant change in the costs and timing associated with the development of that therapeutic candidate. For example, the FDA, the EMA, or another comparable foreign regulatory authority may require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of a therapeutic candidate, or we may experience significant trial delays due to patient enrollment or other reasons, in which case we would be required to expend significant additional financial resources and time on the completion of clinical development. In addition, we may obtain unexpected results from our clinical trials, and we may elect to discontinue, delay or modify clinical trials of some therapeutic candidates or focus on others. Identifying potential therapeutic candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our wholly-owned and our Founded Entities’ therapeutic candidates, if approved, may not achieve commercial success.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, corporate and business development and administrative functions. General and administrative expenses also include professional fees for legal, patent, accounting, auditing, tax and consulting services, travel expenses and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We expect that our general and administrative expenses will increase in the future as we support our increased number of consolidated Founded Entities, continued research and development to support our Wholly-Owned Programs and our technology platforms, as well as potential commercialization of our Controlled Founded Entities’ portfolio of therapeutic candidates.

Total Other Income/(Expense)

Gain on Deconsolidation of Subsidiary

Upon losing control over a subsidiary, the assets and liabilities are derecognized along with any related non-controlling interest (“NCI”). Any interest retained in the former subsidiary is measured at fair value when control is lost. Any resulting gain or loss is recognized as profit or loss in the Consolidated Statement of Comprehensive Income/(Loss).

Gain/(Loss) on Investments Held at Fair Value

Investments held at fair value include both unlisted and listed securities held by us, which include investments in Akili, Karuna, Vor, Vedanta and Sonde and other insignificant investments. We account for investments in convertible preferred shares in accordance with IFRS 9 as investments held at fair value when the preferred shares do not provide their holders with access to returns associated with a residual equity interest. Under IFRS 9, the preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.

Realized Gain/(Loss) on Sale of Investments

Realized gain/(loss) on sale of investments held at fair value relates to realized differences in the per share disposal price of a listed security as compared to the per share exchange quoted price at the time of disposal. The realized loss in 2021 is attributable to a block sale discount, due to a variety of market factors, primarily the number of shares being transacted was significantly larger than the daily trading volume of the security. The realized loss in 2022 is attributable to the settlement of call options written by the Group on Karuna stock. The amount in 2023 is not significant.

Gain/(Loss) on Investments in Notes from Associates

Gain/(loss) on investments in notes from associates relates to our investment in the notes from Gelesis and Vedanta. We account for these notes in accordance with IFRS 9 as investments held at fair value, with changes in fair value recognized through the Consolidated Statement of Comprehensive Income/(Loss). The amount in 2023 is primarily attributable to a decrease in the fair value of our notes from Gelesis. On October 30, 2023, Gelesis ceased operations and filed a voluntary petition for relief under the United States bankruptcy code.

Other Income (Expense)

Other income (expense) consists primarily of gains and losses on financial instruments. In 2022, it relates primarily to the Backstop agreement with Gelesis.

Finance Income/(Costs)

Finance costs consist of loan interest expense, interest expense due to accretion of and adjustment to the sale of future royalties liability as well as the changes in the fair value of certain liabilities associated with financing transactions, mainly preferred share liabilities in respect of preferred shares issued by our non-wholly owned subsidiaries to third parties. Finance income consists of interest income on funds invested in money market funds and U.S. treasuries.

Share of Net Income (Loss) of Associates Accounted for Using the Equity Method, Gain on Dilution of Ownership Interest and Impairment of Investment in Associates

Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost, or if recognized upon deconsolidation, they are initially recorded at fair value at the date of deconsolidation. The Consolidated Financial Statements include our share of the total comprehensive income/(loss) of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the share of losses exceeds the net investment in the investee, including the investment considered long-term interests, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that we have incurred legal or constructive obligations or made payments on behalf of an investee.

We compare the recoverable amount of the investment to its carrying amount on a go-forward basis and determine the need for impairment.

When our share in the equity of the investee changes as a result of equity transactions in the investee (related to financing events of the investee), we calculate a gain or loss on such change in ownership and related share in the investee’s equity. During the year ended December 31, 2022, we recorded a gain on dilution of our ownership interest in Gelesis.

In 2023, we recorded our share of the net loss of Gelesis which reduced the carrying amount of our investment to zero. On October 30, 2023, Gelesis ceased operations and our significant influence in Gelesis ceased.

Income Tax

The amount of taxes currently payable or refundable is accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are not recorded if we do not assess their realization as probable. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in our financial statements in the period that includes the substantive enactment date or the change in tax status.

Results of Operations

The following table, which has been derived from our audited financial statements for the years ended December 31, 2023, 2022 and 2021, included herein, summarizes our results of operations for the periods indicated, together with the changes in those items:

	Year ended December 31,
(in thousands)	2023	2022	2021	Change (2022 to 2023)	Change (2021 to 2022)
Contract revenue	$750	$2,090	$9,979	$(1,340)	$(7,889)
Grant revenue	2,580	13,528	7,409	(10,948)	6,119

Total revenue	3,330	15,618	17,388	(12,288)	(1,770)

Operating expenses:
General and administrative expenses	(53,295)	(60,991)	(57,199)	7,696	(3,792)
Research and development expenses	(96,235)	(152,433)	(110,471)	56,199	(41,962)

Operating income/(loss)	(146,199)	(197,807)	(150,282)	51,607	(47,524)

Other income/(expense):
Gain/(loss) on deconsolidation of subsidiary	61,787	27,251	—	34,536	27,251
Gain/(loss) on investments held at fair value	77,945	(32,060)	179,316	110,006	(211,377)
Realized gain/(loss) on sale of investments	(122)	(29,303)	(20,925)	29,180	(8,378)
Gain/(loss) on investments in notes from associates	(27,630)	—	—	(27,630)	—
Other income/(expense)	(908)	8,131	1,592	(9,038)	6,539

Other income/(expense)	111,072	(25,981)	159,983	137,053	(185,965)

Net finance income/(costs)	5,078	138,924	5,050	(133,846)	133,875

Share of net income/(loss) of associates accounted for using the equity method	(6,055)	(27,749)	(73,703)	21,695	45,954
Gain/(loss) on dilution of ownership interest in associate	—	28,220	—	(28,220)	28,220
Impairment of investment in associates	—	(8,390)	—	8,390	(8,390)

Income/(loss) before income taxes	(36,103)	(92,783)	(58,953)	56,680	(33,830)
Taxation	(30,525)	55,719	(3,756)	(86,243)	59,475

Net income/(loss) including non-controlling interest	(66,628)	(37,065)	(62,709)	(29,563)	25,644

Net income/(loss) for the year attributable to the Owners of the Group	$(65,697)	$(50,354)	$(60,558)	$(15,342)	$10,204

Comparison of the Years Ended December 31, 2023 and 2022

Total Revenue

	Year ended December 31,
(in thousands)	2023	2022	Change
Contract Revenue:
Controlled Founded Entities	$750	$1,500	$(750)
Parent Company and Other	—	590	(590)
Total Contract Revenue	750	2,090	(1,340)
Grant Revenue:
Wholly-Owned Programs	853	2,826	(1,973)
Parent Company and Other	1,727	10,702	(8,975)
Total Grant Revenue	2,580	13,528	(10,948)
Total Revenue	$3,330	$15,618	$(12,288)

Our total revenue was $3.3 million for the year ended December 31, 2023, a decrease of $12.3 million, or 79 percent compared to the year ended December 31, 2022. The decrease was primarily attributable to a decrease of $10.9 million in grant revenue, mainly as a result of inclusion of Vedanta’s activities only for a part of the year through its deconsolidation in March 2023, and a decrease of $2.0 million as a result of decreased grant-related activities. The decrease was also attributed to a decrease of $1.3 million in contract revenue due to the conclusion of certain collaboration agreements, as well as a decrease of $0.6 million due primarily to the discontinuation of royalty revenue from Gelesis as Gelesis ceased operations in October 2023.

Research and Development Expenses

	Year ended December 31,
(in thousands)	2023	2022	Change
Research and Development Expenses:
Wholly-Owned Programs	$(89,495)	$(116,054)	$(26,559)
Controlled Founded Entities	(672)	(1,051)	(379)
Parent Company and Other	(6,068)	(35,328)	(29,260)

Total Research and Development Expenses:	$(96,235)	$(152,433)	$(56,199)

Our research and development expenses were $96.2 million for the year ended December 31, 2023, a decrease of $56.2 million, or 37 percent compared to the year ended December 31, 2022. The change was primarily attributable to a decrease of $26.6 million in research and development expenses incurred by the Wholly-Owned Programs, out of which $13.1 million is due to prioritization of research and development projects, whereby the Group elected to focus on programs where it believes it has the highest probability of success and reduced efforts in research and clinical stage projects where such probability of success is lower. The program prioritization and reduction in the research activities further resulted in a decrease of $6.3 million in payroll and headcount related costs, and $1.3 million of impairment cost of fixed assets related to write down of lab equipment that was previously used by the research team. In addition, there was a decrease of $12.4 million, mainly in contract manufacturing expenses in the year ended December 31, 2023, as compared to the year ended December 31, 2022, due to the ramp up of clinical manufacturing efforts in the year ended December 31, 2022, in preparation of the start of new clinical studies. These decreases in research and development expenses were partially offset with increases of $4.7 million in consulting fee and outside services. The decrease in research and development expenses was also attributable to a decrease of $29.3 million in the Parent Company and Other as a result of inclusion of Vedanta’s activities only for a part of the year 2023 through its deconsolidation in March 2023, as compared with inclusion of the results for the full year in the year ended December 31, 2022.

General and Administrative Expenses

	Year ended December 31,
(in thousands)	2023	2022	Change
General and Administrative Expenses:
Wholly-Owned Programs	$(14,020)	$(8,301)	$5,720
Controlled Founded Entities	(562)	(419)	143
Parent Company and Other	(38,713)	(52,272)	(13,559)

Total General and Administrative Expenses	$(53,295)	$(60,991)	$(7,696)

Our general and administrative expenses were $53.3 million for the year ended December 31, 2023, a decrease of $7.7 million, or 13 percent compared to the year ended December 31, 2022. The change was attributable to a decrease of $13.6 million in Parent Company and Other offset by increases of $5.7 million, and $0.1 million in the Wholly-Owned Programs segment and the Controlled Founded Entities segment, respectively. The decrease in the Parent Company and Other in 2023 was primarily attributable to the inclusion of Vedanta’s activities only for a part of the year 2023 through its deconsolidation in March 2023, as compared with inclusion of the results for the full year in the year ended December 31, 2022, partially offset with an increase in consulting fees related to project evaluation and employee compensation costs. The increases in the Wholly-Owned Programs segment and the Controlled Founded Entities segments were primarily driven by increases, in management fees, charged by the Parent Company during the year ended December 31, 2023 as compared to the year ended December 31, 2022.

Total Other Income/(Expense)

Total other income was $111.1 million for the year ended December 31, 2023 compared to a loss of $26.0 million for the year ended December 31, 2022, reflecting a change of $137.1 million, or 528%. The increase in other income was primarily attributable to the following:

•

a gain from investments held at fair value of $77.9 million primarily attributed to an increase in fair value of Karuna shares for the year ended December 31, 2023, compared to a loss of $32.1 million for the year ended December 31, 2022, reflecting an increase in other income of $110.0 million.

•

a gain from deconsolidation of Vedanta of $61.8 million for the year ended December 31, 2023, compared to a gain from deconsolidation of Sonde of $27.3 million for the year ended December 31, 2022, reflecting an increase in other income of $34.5 million.

•	a decrease of $29.2 million in realized loss from the sale of investments.

These increases in total other income were partially offset by a loss from investments in notes from associates of $27.6 million primarily due to Gelesis ceasing operations in October 2023, for the year ended December 31, 2023, while no such loss occurred during the year ended December 31, 2022, as well as a decrease in other income of $9.0 million due to a gain of $7.6 million in respect of the Gelesis back-stop agreement recorded during the year ended December 31, 2022.

Net Finance Income/(Costs)

Net finance income was $5.1 million for the year ended December 31, 2023, compared to net finance income of $138.9 million for the year ended December 31, 2022, reflecting a decrease of $133.8 million or 96 percent in net finance Income. The decrease was primarily attributable to the net change in fair value of subsidiaries’ financial instrument liabilities: during the year ended December 31, 2023, net change in fair value of subsidiaries’ preferred shares, warrant and convertible note liabilities was an income of $2.6 million, while for the year ended December 31, 2022, such change was an income of $137.1 million, primarily related to change in fair value of Vedanta preferred share liabilities, leading to decrease in income of $134.4 million. In addition, the decrease in net finance income is attributable to non-cash interest expenses in the amount of $10.2 million recorded on the sale of future royalties liability, during the year ended December 31, 2023, with no such corresponding expense, or liability, in the year ended December 31, 2022. This decrease in net finance income was partially offset by an increase in interest income in the amount of $10.2 million due to higher interest rates and yields earned on financial assets and a decrease of $0.5 million in contractual interest expense during the year ended December 31, 2023, as compared to the year ended December 31, 2022.

Share of Net Income/(loss) of Associates Accounted for Using the Equity Method

For the year ended December 31, 2023, the share in net loss of associates reported under the equity method was $6.1 million as compared to the share in net loss of associates of $27.7 million for the year ended December 31, 2022, resulting in a net decrease in loss of $21.7 million. The decrease was primarily attributable to a decrease in Gelesis losses incurred in the year ended December 31, 2023, due to the reduction in the carrying value of our investment to zero.

Gain/(Loss) on Dilution of Ownership Interest in Associates and Impairment of Investment in Associates

During the year ended December 31, 2022, the Group recorded a gain on dilution of its equity ownership interest in Gelesis of $28.2 million as a result of the completion of the merger with CapStar on January 13, 2022. In addition, during the year ended December 31, 2022, the Group recorded an impairment loss of $8.4 million in respect of its investment in Gelesis. No such gains or impairment was incurred in the year ended December 31, 2023.

Taxation

Income tax expense was an expense of $30.5 million for the year ended December 31, 2023, as compared to a benefit of $55.7 million for the year ended December 31, 2022, reflecting an increase in income tax expense of $86.2 million. The increase in the income tax expense in the year ended December 31, 2023, was primarily attributable to lower pre-tax loss in the tax consolidated U.S. group, the tax in respect of the sale of future royalties to Royalty Pharma and the impact of derecognizing previously recognized deferred tax assets that are no longer expected to be utilized. For the year ended December 31, 2022, the Group recorded an income tax benefit, primarily attributable to the increase in gains that are non-taxable. For a full reconciliation from the statutory tax rate to the effective tax rate, see Note 27. Taxation to our Consolidated Financial Statements.

Comparison of the Years Ended December 31, 2022 and 2021

For the comparison of 2022 to 2021, refer to Part I, Item 5 “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2022.

Material Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with UK-adopted International Financial Reporting Standards (“IFRSs”). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board (“IASB”). In the preparation of these financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates under different assumptions or conditions.

Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

While our significant accounting policies are described in more detail in the notes to our Consolidated Financial Statements appearing at the end of this report, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements. See Note 1. Material Accounting Policies to our Consolidated Financial Statements for a further detailed description of our significant accounting policies.

Financial instruments

We account for our financial instruments according to IFRS 9. In accordance with IFRS 9, we carry certain financial assets and financial liabilities at fair value, with changes in fair value through profit and loss (“FVTPL”). Valuation of these financial instruments includes determining the appropriate valuation methodology and making certain estimates such as the future expected returns on the financial instrument in different scenarios, appropriate discount rate, volatility, and term to exit.

In accordance with IFRS 9, when issuing preferred shares in our subsidiaries, we determine the classification of financial instruments in terms of liability or equity. Such determination involves judgement. These judgements include an assessment of whether the financial instruments include any embedded derivative features, whether they include contractual obligations upon us to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party at any point in the future prior to liquidation, and whether that obligation will be settled by exchanging a fixed amount of cash or other financial assets for a fixed number of the Group’s equity instruments.

Consolidation

The Consolidated Financial Statements include the financial statements of the Group and the entities it controls. Based on the applicable accounting rules, we control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Therefore an assessment is required to determine whether we have (i) power over the investee; (ii) exposure, or rights, to variable returns from our involvement with the investee; and (iii) the ability to use our power over the investee to affect the amount of our returns. Judgement is required to perform such assessment and it requires that we consider, among others, activities that most significantly affect the returns of the investee, our voting shares, representation on the board, rights to appoint board members and management, shareholders agreements, de facto power and other contributing factors.

Sale of Future Royalties Liability

We account for the sale of future royalties liability as a financial liability, as we continue to hold the rights under the royalty bearing licensing agreement and have a contractual obligation to deliver cash to an investor for a portion of the royalty we receive. Interest on the sale of future royalties liability is recognized using the effective interest rate over the life of the related royalty stream.

The sale of future royalties liability and the related interest expense are based on our current estimates of future royalties expected to be paid over the life of the arrangement. Forecasts are updated periodically as new data is obtained. Any increases, decreases or a shift in timing of estimated cash flows require us to re-calculate the amortized cost of the sale of future royalties liability as the present value of the estimated future contractual cash flows that are discounted at the liability’s original effective interest rate. The adjustment is recognized immediately in profit or loss as income or expense.

In determining the appropriate accounting treatment for the Royalty Purchase Agreement, management applied significant judgement.

Investment in Associates

When we do not control an investee but maintain significant influence over the financial and operating policies of the investee, the investee is an associate. Significant influence is presumed to exist when we hold 20 percent or more of the voting power of an entity, unless it can be clearly demonstrated that this is not the case. We evaluate if we maintain significant influence over associates by assessing if we have the power to participate in the financial and operating policy decisions of the associate.

Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost, or if recognized upon deconsolidation, they are initially recorded at fair value at the date of deconsolidation. The Consolidated Financial Statements include our share of the total comprehensive income or loss of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When our share of losses exceeds the net investment in an equity accounted investee, including investments considered to be long-term interests (“LTI”), the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent that we have incurred legal or constructive obligations or made payments on behalf of an investee. To the extent we hold interests in associates that are not providing access to returns underlying ownership interests, the instrument held by us is accounted for in accordance with IFRS 9.

Judgement is required in order to determine whether we have significant influence over financial and operating policies of investees. This judgement includes, among others, an assessment whether we have representation on the board of the investee, whether we participate in the policy-making processes of the investee, whether there is any interchange of managerial personnel, whether there is any essential technical information provided to the investee, and if there are any transactions between us and the investee.

Judgement is also required to determine which instruments we hold in the investee form part of the investment in associates, which is accounted for under IAS 28 and scoped out of IFRS 9, and which instruments are separate financial instruments that fall under the scope of IFRS 9. This judgement includes an assessment of the characteristics of the financial instrument of the investee held by us and whether such financial instrument provides access to returns underlying an ownership interest.

Where the Group has other investments in an equity accounted investee that are not accounted for under IAS 28, judgement is required in determining if such investments constitute long-term interests for the purposes of IAS 28. This determination is based on the individual facts and circumstances and characteristics of each investment, but is driven, among other factors, by the intention and likelihood to settle the instrument through redemption or repayment in the foreseeable future, and whether or not the investment is likely to be converted to common stock or other equity instruments.

Recent Accounting Pronouncements

For information on recent accounting pronouncements, see Note 2. New Standards and Interpretations to our Consolidated Financial Statements.

Cash Flow and Liquidity

Our cash flows may fluctuate and are difficult to forecast and will depend on many factors, including:

•	the expenses incurred in the development of wholly-owned and Controlled Founded Entities’ therapeutic candidates;

•	the revenue, if any, generated by wholly-owned and Controlled-Founded Entities’ therapeutic candidates;

•	the revenue, if any, generated from licensing and royalty agreements with Founded Entities;

•	the financing requirements of the Wholly-Owned Programs and our Founded Entities; and

•	the investing activities including the monetization, through sale, of shares held in our public Founded Entities.

As of December 31, 2023, we had cash and cash equivalents of $191.1 million and short-term investments of $136.1 million. As of December 31, 2023, we had PureTech Level cash, cash equivalents and short-term investments of $326.0 million. PureTech Level cash, cash equivalents and short-term investments is a non-IFRS measure (for a definition of PureTech Level cash, cash equivalents and short-term investments and a reconciliation with the IFRS number, see the section Measuring Performance earlier in this Financial Review). In March 2024, we received total proceeds of $292.7 million before income tax in exchange for our holding of 886,885 shares of Karuna common stock as a result of the completion of Karuna acquisition by Bristol Myers Squibb (“BMS”).

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended December 31,
(in thousands)	2023	2022	2021
Net cash used in operating activities	$(105,917)	$(178,792)	$(158,274)
Net cash provided by (used in) investing activities	68,991	(107,223)	197,375
Net cash provided by (used in) financing activities	78,141	(29,827)	22,727

Net increase (decrease) in cash and cash equivalents	$41,215	$(315,842)	$61,827

Operating Activities

Net cash used in operating activities was $105.9 million for the year ended December 31, 2023, as compared to $178.8 million for the year ended December 31, 2022, resulting in a decrease of $72.9 million in net cash used in operating activities. The decrease in outflows is primarily attributable to our lower operating loss mainly due to a decrease in research and development activities in the Wholly-Owned Programs and Controlled Founded Entities and a decrease of operating cash flows as a result of the deconsolidation of Vedanta on March 1, 2023.

Net cash used in operating activities was $178.8 million for the year ended December 31, 2022, as compared to $158.3 million for the year ended December 31, 2021, resulting in an increase of $20.5 million in net cash used in operating activities. The increase in outflows is primarily attributable to our higher operating loss mainly due to an increase in research and development activities in the Wholly-Owned Programs segment, partially offset by the timing of receipts and payments in the normal course of business.

Investing Activities

Net cash provided by investing activities was $69.0 million for the year ended December 31, 2023, as compared to net cash outflow of $107.2 million for the year ended December 31, 2022, resulting in an increase of $176.2 million in net cash from investing activities. The increase in net cash from investing activities was primarily attributable to increased cash inflow from short-term investment activities (redemptions, net of purchases) amounting to $264.4 million, partially offset by a reduction in proceeds from the sale of investments held at fair value of $85.4 million.

Net cash used in investing activities was $107.2 million for the year ended December 31, 2022, as compared to cash inflows of $197,375 for the year ended December 31, 2021, resulting in a decrease of $304.6 million in net cash resulting from investing activities. The decrease in the net cash resulting from investing activities was primarily attributed to a decrease in proceeds from the sale of investments held at fair value of $99.4 million and to the purchase of short-term investments, net of redemptions amounted to $198.7 million for the year ended December 31, 2022.

Financing Activities

Net cash provided by financing activities was $78.1 million for the year ended December 31, 2023, as compared to net cash used in financing activities of $29.8 million for the year ended December 31, 2022, resulting in an increase of $108.0 million in the net cash provided by financing activities. The increase in the net cash provided by financing activities was primarily attributable to the receipts of $100.0 million upfront payment from Royalty Pharma upon execution of Royalty Purchase Agreement in March 2023, and a $6.8 million decrease in treasury stock purchase in 2023 as compared to 2022.

Net cash used in financing activities was $29.8 million for the year ended December 31, 2022, as compared to net cash provided by financing activities of $22.7 million for the year ended December 31, 2021, resulting in a decrease of $52.6 million in the net cash resulting from financing activities. The decrease in the net cash resulting from financing activities was primarily attributable to the fact that in the year ended December 31, 2021, there was an issuance of subsidiary preferred shares of $37.6 million while for the year ended December 31, 2022, there was no such issuance, and due to the treasury share purchases of $26.5 million for the year ended December 31, 2022 while there were no such purchases for the year ended December 31, 2021. This decrease was partially offset by the fact that during the year ended December 31, 2021, there were payments to settle stock based awards of $13.3 million, while for the year ended December 31, 2022, there were no such payments made.

Funding Requirements

We have incurred operating losses since inception. Based on our current plans, we believe our existing financial assets as of December 31, 2023, will be sufficient to fund our operations and capital expenditure requirements into at least 2027. We expect to incur substantial additional expenditures in the near term to support our ongoing and future activities. We anticipate to continue to incur net operating losses for the foreseeable future to support our existing Founded Entities and newly launched Founded Entities (Seaport Therapeutics and Gallop Oncology), and our strategy around creating and supporting other Founded Entities, should they require it, to reach significant development milestones over the period of the assessment in conjunction with our external partners. We also expect to incur significant costs to advance our Wholly-Owned Programs, to continue research and development efforts, to discover and progress new therapeutic candidates and to fund the Group’s operating costs into at least 2027. Our ability to fund our therapeutic development and clinical operations as well as ability to fund our existing, newly founded and future Founded Entities, will depend on the amount and timing of cash received from planned financings, monetization of shares of public Founded Entities and potential business development activities. Our future capital requirements will depend on many factors, including:

•	the costs, timing and outcomes of clinical trials and regulatory reviews associated with our wholly-owned therapeutic candidates;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property related claims;

•	the emergence of competing technologies and products and other adverse marketing developments;

•

the effect on our therapeutic and product development activities of actions taken by the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or other regulatory authorities;

•	the number and types of future therapeutics we develop and support with the goal of commercialization;

•	The costs, timing and outcomes of identifying, evaluating, and investing in technologies and drug candidates to develop as Wholly-Owned Programs or as Founded Entities; and

•	the success of our Founded Entities and their need for additional capital.

A change in the outcome of any of these or other variables with respect to the development of any of our wholly-owned therapeutic candidates could significantly change the costs and timing associated with the development of that therapeutic candidate.

Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. We currently have no credit facility or other committed sources of capital beyond our existing financial assets. Because of the numerous risks and uncertainties associated with the development and commercialization of our wholly-owned therapeutic candidates, we have only a general estimate of the amounts of increased capital outlays and operating expenditures associated with our current and anticipated therapeutic development programs and these may change in the future.

Financial Position

Summary Financial Position

	As of December 31,
(in thousands)	2023	2022	Change
Investments held at fair value	$317,841	$251,892	$65,949
Other non-current assets	28,930	64,562	(35,632)
Non-current assets	346,771	316,454	30,317

Cash and cash equivalents, and short-term investments	327,143	350,095	(22,952)
Other current assets	20,059	36,097	(16,039)
Current assets	347,201	386,192	(38,991)

Total assets	693,973	702,647	(8,674)

Lease liability	18,250	24,155	(5,906)
Deferred tax liability	52,462	19,645	32,817
Sale of future royalties liability	110,159	—	110,159
Other non-current liabilities	3,501	14,372	(10,871)
Non-current liabilities	184,371	58,172	126,199

Trade and other payables	44,107	54,840	(10,733)
Notes payable	3,699	2,345	1,354
Preferred shares	169	27,339	(27,170)
Other current liabilities	3,394	12,361	(8,967)
Current liabilities	51,370	96,885	(45,516)

Total liabilities	235,741	155,057	80,684

Net assets	458,232	547,589	(89,358)

Total equity	$458,232	$547,589	$(89,358)

Investments Held at Fair Value

Investments held at fair value increased by $65.9 million to $317.8 million as of December 31, 2023. As of December 31, 2023, Investments held at fair value consist primarily of our common share investment in Karuna, Vor and Akili (Akili was in the form of preferred shares until August 2022) and our preferred share investment in Sonde (from May 2022) and Vedanta (from March 2023). The increase is primarily attributed to an increase of $73.5 million in the value of Karuna shares as well as the Group recognizing its investment in the convertible preferred shares of Vedanta in the amount of $20.5 million subsequent to Vedanta being deconsolidated from the Group’s financial statements, partially offset by decreases in fair value of various investments.

Cash, Cash Equivalents, and Short-Term Investments

Consolidated cash, cash equivalents and short-term investments decreased by $23.0 million to $327.1 million as of December 31, 2023. The decrease is primarily attributed to net cash used in operating activities of $105.9 million, purchase of treasury stock of $19.6 million, purchase of convertible note from associate of $16.9 million, and cash derecognized upon loss of control over Vedanta of $13.8 million, partially offset by proceeds of $33.3 million from sale of Karuna shares during the year ended December 31, 2023, and receipts of $100.0 million upfront payment from Royalty Pharma upon execution of Royalty Purchase Agreement in March 2023.

Non-Current Liabilities

Non-current liabilities increased by $126.2 million to $184.4 million as of December 31, 2023. The increase was driven by the Group receiving a $100.0 million non-refundable initial payment at the execution of the Royalty Purchase Agreement with Royalty Pharma, which is accounted for as a non-current sale of future royalties liability, as well as the accretion of non-cash interest expense on the sale of future royalties liability, and a $32.8 million increase in our deferred tax liabilities, partially offset by a $10.2 million decrease in long-term loan due to Vedanta being deconsolidated in 2023.

Trade and Other Payables

Trade and other payables decreased by $10.7 million to $44.1 million as of December 31, 2023. The decrease reflected primarily the deconsolidation of Vedanta and the timing of payments as of December 31, 2023.

Preferred Shares

Preferred share liability in subsidiaries decreased by $27.2 million as of December 31, 2023. The decrease in the preferred share liability primarily relates to a decrease of $24.6 million due to the deconsolidation of Vedanta during the year ended December 31, 2023.

Quantitative and Qualitative Disclosures about Financial Risks

Interest Rate Sensitivity

As of December 31, 2023, we had cash and cash equivalents of $191.1 million and short-term investments of $136.1 million, while we had PureTech Level cash, cash equivalents and short-term investments of $326.0 million. PureTech Level cash, cash equivalents and short-term investments is a non-IFRS measure (for a definition of PureTech Level cash, cash equivalents and short-term investments and a reconciliation with the IFRS number, see the section Measuring Performance earlier in this Financial review). Our exposure to interest rate sensitivity is impacted by changes in the underlying U.K. and U.S. bank interest rates. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation and investments in short duration, high-quality U.S. Treasury Bills and related money market accounts, we do not believe a change in interest rates would have a material effect on the fair market value of our portfolio, and therefore, we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Foreign Currency Exchange Risk

We maintain our consolidated financial statements in our functional currency, which is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. Such foreign currency gains or losses were not material for all reported periods.

Controlled Founded Entity Investments

We maintain investments in certain Controlled Founded Entities. Our investments in Controlled Founded Entities are eliminated as intercompany transactions upon financial consolidation. We are exposed to a preferred share liability owing to the terms of existing preferred shares and the ownership of Controlled Founded Entities preferred shares by third parties. The liability of preferred shares is maintained at fair value through profit and loss. We view our exposure to third-party preferred share liability as low as of December 31, 2023 as the liability is not significant. Please refer to Note 16. Subsidiary Preferred Shares to our Consolidated Financial Statements for further information regarding our exposure to Controlled Founded Entity investments.

Deconsolidated Founded Entity Investments

We maintain certain debt or equity holdings in Founded Entities which have been deconsolidated. These holdings are deemed either as investments carried at fair value under IFRS 9 with changes in fair value recorded through profit and loss or as associates accounted for under IAS 28 using the equity method. Our exposure to investments held at fair value and investments in notes from associates was $317.8 million and $4.6 million, respectively, as of December 31, 2023, and we may or may not be able to realize the value in the future. Accordingly, we view the risk as high. Our exposure to investments in associates is limited to the carrying amount of the investment. We are not exposed to further contractual obligations or contingent liabilities beyond the value of initial investment. As of December 31, 2023, Sonde was the only associate, and the carrying amount of the investments in Sonde accounted for under the equity method was $3.2 million. Accordingly, we do not view this risk as high.

Equity Price Risk

As of December 31, 2023, we held 886,885 common shares of Karuna, 2,671,800 common shares of Vor, and 12,527,477 common shares of Akili. The fair value of our investments in the common shares of Karuna, Vor and Akili was $280.7 million, $6.0 million, and $6.1 million, respectively.

The investments in Karuna, Vor and Akili are exposed to fluctuations in the market price of these common shares. The effect of a 10.0 percent adverse change in the market price of Karuna, Vor and Akili common shares as of December 31, 2023, would cause a loss of $29.3 million to be recognized as a component of other income (expense) in our Consolidated Statement of Comprehensive Income/(Loss). However, we view exposure to equity price risk as low due to the definitive merger agreement Karuna entered into with Bristol Myers Squibb (“BMS”) in December 2023 under which Karuna common shares were acquired by BMS for $330 per share in March 2024. See Note 28. Subsequent Events.

Liquidity Risk

We do not believe we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. While we believe our cash and cash equivalents and short-term investments do not contain excessive risk, we cannot provide absolute assurance that in the future, our investments will not be subject to adverse changes or decline in value based on market conditions.

Credit Risk

We maintain an investment portfolio in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity and meet operating needs. Although our investments are subject to credit risk, our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure from any single issue, issuer or type of investment. We do not own derivative financial instruments. Accordingly, we do not believe that there is any material market risk exposure with respect to derivative or other financial instruments.

Credit risk is also the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We are potentially subject to concentrations of credit risk in accounts receivable. Concentrations of credit risk with respect to receivables is owed to the limited number of companies comprising our receivable base. However, our exposure to credit losses is currently low due to relatively low receivable balance, a small number of counterparties and the high credit quality or healthy financial conditions of these counterparties.

Foreign Private Issuer Status

Owing to our U.S. listing on the Nasdaq Global Market, we report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation FD, which regulates selective disclosures of material information by issuers.